FIRST ALBANY COMPANIES INC

Stock Bonus Plan

Form 11-K

As of December 31, 2001 and 2000

and for the Plan Year Ended

December 31, 2001

Securities and Exchange Commission

Washington, DC  20549

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

Or

[   ] Transition Report Pursuant to Section 15(d) of
the Securities Exchange Act of 1934

Commission file number 014140

First Albany Companies Inc. Stock Bonus Plan
(Title of Plan)

First Albany Companies Inc.
(Issuer of Securities)

30 South Pearl Street
Albany, New York  12201
(518) 447-8500
(Address of Principal Executive Office)

I.R.S. Employer I.D. No. 22-2655804

ITEMS

Item 4. Financial Statements and Schedules

A.  Statements of net assets available for plan benefits as of December 31, 2001 and 2000
B.  Statement of changes in net assets available for plan benefits for the year ended December 31, 2001
C.  Notes to financial statements
D.  Schedule of assets held for investment purposes as of December 31, 2001
E.  Schedule of reportable transactions for the year ended December 31, 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Albany Companies Inc.
Stock Bonus Plan

DATE: June 24, 2002	BY: /s/ Alan P. Goldberg
---------------------------------------------------------------
Alan P. Goldberg
Member of the Administrative Committee

THE FIRST ALBANY COMPANIES INC.
STOCK BONUS PLAN

Financial Statements and Schedules as of December 31, 2001

and

2000 and for the Plan Year Ended December 31, 2001

TABLE OF CONTENTS	Page

FINANCIAL STATEMENTS
Statements of net assets available for plan benefits	1

Statement of changes in net assets available for plan benefits	2

Notes to financial statements	3-6

SUPPLEMENTAL SCHEDULES
Schedule of assets held for investment purposes as of December 31, 2001 Schedule H*	7

Schedule of reportable transactions for the year ended December 31, 2001 Schedule H*	8

* Refers to the schedule in Form 5500 (Annual Return/Report of Employee Benefit Plan) for plan year ended December 31, 2001.

FIRST ALBANY COMPANIES INC.
STOCK BONUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

ASSETS	December 31, 2001	December 31, 2000

Investments, at fair value (Note 3)	$ 73,658	$ 125,271
Cash and cash equivalents	7,883	7,091
	-----------------	-----------------
Net assets available for plan benefits	$ 81,541	$ 132,362
	===========	===========

The accompanying notes are an integral
part of the financial statements.

FIRST ALBANY COMPANIES INC.
STOCK BONUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the year ended	December 31, 2001
Additions to net assets attributed to:
Contributions from:
Employees	$ -
Employer	-
-----------------------
-
Net depreciation in the fair value of investments	(3,729)
Dividend/interest income	2,411
-----------------------

Total net loss & additions	(1,318)
-----------------------

Deductions from net assets attributed to:
Benefits paid to:
Terminated participants	49,503
Active participants	-
-----------------------

Total benefits paid	49,503
-----------------------

Net decrease	(50,821)

Net assets available for plan benefits:
Beginning of year	132,362
-----------------------
End of year	$ 81,541
============

The accompanying notes are an integral
part of the financial statements.

FIRST ALBANY COMPANIES INC.

STOCK BONUS PLAN

NOTES TO FINANCIAL STATEMENTS

1.  Description of the Plan

The following description of the First Albany Companies Inc. (the "Company") Stock Bonus Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a.  Plan Termination

The Company terminated the Stock Bonus Plan effective December 31, 1999. During 2000, the Company received a letter from the Internal Revenue Service determining that the termination of the Stock Bonus Plan does not adversely affect its qualification for federal tax purposes, and distributed substantially all of the assets of the Stock Bonus Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All costs and fees incurred in administering the Plan are borne by the Company, which is the Plan administrator and custodian.

No report of Independent Accountant is required since there were less than 100 participants in the plan during 2001.

b.  Contributions

As a result of the termination of the Plan, there are no contributions being made to the Plan.

c.  Participants Accounts

Each remaining participant's account is credited with an allocation of Plan earnings based on participant account balances, as defined.  The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested account.

d.  Vesting

Each remaining participant is 100 percent vested in their account balance.

e.  Payment of Benefits

Upon final distribution, participants will receive payment, in cash or shares, of their vested benefits in a lump-sum distribution equal to the value of their accounts as of the valuation date, as defined in the Plan.

2.  Significant Accounting Policies

a.  Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

b.  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c.  Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, which is based upon quoted market prices in the over-the-counter market.

The Plan is limited to investing solely in the common stock of the Company, except that interim short-term investments may be made pending purchase of the Company's stock.

The Plan presents, in the statements of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

d.  Payments of Benefits

Benefits are recorded when paid.

3.  Investments

The Plan's investment portfolio consists of the following as of December 31, 2001:

	Cost	At Quoted Fair Value
Common Stock:
First Albany Companies Inc.	$ 68,975	$ 73,658

The number of shares of First Albany Companies Inc. common stock as of December 31, 2001 was 12,075. The realized net gain based on average cost was $ 19,757 and the unrealized net gain or (loss) based on average cost was $(23,486) for the year ended December 31, 2001.

The Plan's investment portfolio is subject to daily market price fluctuations.  Since the entire investment portfolio consists of the Company's common stock, the Plan's portfolio may be exposed to risk in the event of a decline in the market value of the Company's stock.

4.  Forfeitures

Due to the termination of the Plan there were no forfeited non-vested accounts at December 31, 2001.

5.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 26, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

FIRST ALBANY COMPANIES INC.
STOCK BONUS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

As of December 31, 2001

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of investment	Cost	Current Value
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
*	First Albany	Common stock
	Companies Inc.	($0.01 - par value)	$ 68,975	$73,658
			============	============

The supplemental schedule refers to schedule H in Form 5500 (Annual Return-Report of Employee Benefit Plan).

*  A party-in-interest as defined by ERISA.

FIRST ALBANY COMPANIES INC. STOCK BONUS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
For the year ended December 31, 2001

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of party involved	Description of asset	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain or (loss)
------------------------------------------------------------------------------------------------------------------------------------------------------------
* First Albany Companies Inc	Common Stock ($0.01 - par value)	$0	$47,885	$28,128	$59,617	$19,757

         The supplemental schedule refers to Schedule H in Form 5500 (Annual Return/Report of Employee Benefit Plan).

*  A party-in-interest as defined by ERISA.